Exhibit 3.34

CERTIFICATE OF FORMATION

OF

INERGY MIDSTREAM OPERATIONS, LLC

This Certificate of Formation, dated December 13, 2012, has been duly executed and is filed pursuant to Sections 18-201 and 18-204 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company (the “Company”) under the Act.

1. Name. The name of the Company is “Inergy Midstream Operations, LLC”.

2. Registered Office; Registered Agent. The address of the Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the Company’s registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first written above.

By:	/s/ Laura L. Ozenberger
Name: Laura L. Ozenberger
Title: Authorized Person